Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the third and three quarters ended
December 27, 2020 and December 29, 2019
(Unaudited)

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Third quarter ended		Three quarters ended
	Notes	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
		$	$	$	$

Revenue	3	474.0	452.1	694.9	817.2
Cost of sales	6	157.6	153.7	279.5	317.5
Gross profit		316.4	298.4	415.4	499.7
Selling, general and administrative expenses		144.7	123.6	255.7	254.6
Depreciation and amortization	7, 8, 9	18.4	13.4	50.6	35.8
Operating income		153.3	161.4	109.1	209.3
Net interest, finance and other costs	12	10.0	5.8	22.7	23.9
Income before income taxes		143.3	155.6	86.4	185.4
Income tax expense		36.3	37.6	19.1	36.2
Net income		107.0	118.0	67.3	149.2

Other comprehensive (loss) income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(0.5)	—	(0.3)	(1.1)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		—	0.5	0.2	(3.5)
Net (loss) gain on derivatives designated as cash flow hedges	17	(2.7)	(4.6)	(3.6)	0.9
Reclassification of net loss on cash flow hedges to income	17	2.3	1.1	6.1	0.6
Net (loss) gain on derivatives designated as a net investment hedge	17	(0.6)	(0.3)	0.2	1.1
Other comprehensive (loss) income		(1.5)	(3.3)	2.6	(2.0)
Comprehensive income		105.5	114.7	69.9	147.2

Earnings per share	4
Basic		$0.97	$1.08	$0.61	$1.36
Diluted		$0.96	$1.07	$0.61	$1.34
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 34

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	December 27, 2020	December 29, 2019	March 29, 2020
Assets		$	$	$
Current assets
Cash		469.0	72.0	31.7
Trade receivables	5	118.2	118.2	32.3
Inventories	6	339.0	348.1	412.3
Income taxes receivable		5.4	—	12.0
Other current assets	16	25.0	39.1	43.5
Total current assets		956.6	577.4	531.8

Deferred income taxes		47.8	26.4	40.8
Property, plant and equipment	7	122.5	113.7	115.1
Intangible assets	8	156.1	159.9	161.7
Right-of-use assets	9	240.4	205.0	211.8
Goodwill		53.1	53.1	53.1
Other long-term assets	16	0.1	1.4	6.0
Total assets		1,576.6	1,136.9	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10, 16	207.7	174.9	144.4
Provisions	11	45.0	27.2	15.6
Income taxes payable		21.0	18.5	13.0
Short-term borrowings	12	7.0	—	—
Lease liabilities	9	44.3	33.8	35.9
Total current liabilities		325.0	254.4	208.9

Provisions	11	19.5	15.4	21.4
Deferred income taxes		22.1	19.1	15.1
Revolving facility	12	—	—	—
Term loan	12	376.1	147.6	158.1
Lease liabilities	9	216.6	185.9	192.0
Other long-term liabilities	16	16.4	4.8	4.6
Total liabilities		975.7	627.2	600.1

Shareholders' equity	13	600.9	509.7	520.2
Total liabilities and shareholders' equity		1,576.6	1,136.9	1,120.3
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 34

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance at March 29, 2020		1.4	113.3	114.7	15.7	389.4	0.4	520.2
Exercise of stock options	13	—	4.5	4.5	(1.4)	—	—	3.1
Net income		—	—	—	—	67.3	—	67.3
Other comprehensive income		—	—	—	—	—	2.6	2.6
Share-based payment	14	—	—	—	7.7	—	—	7.7
Balance at December 27, 2020		1.4	117.8	119.2	22.0	456.7	3.0	600.9

Balance at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
IFRS 16 initial application	9	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	13	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	13	—	1.7	1.7	(0.6)	—	—	1.1
Net income		—	—	—	—	149.2	—	149.2
Other comprehensive income		—	—	—	—	—	(2.0)	(2.0)
Share-based payment	14	—	—	—	5.9	—	—	5.9
Balance at December 29, 2019		1.4	111.3	112.7	14.5	386.9	(4.4)	509.7
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 34

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Third quarter ended		Three quarters ended
	Notes	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
		$	$	$	$
Operating activities
Net income		107.0	118.0	67.3	149.2
Items not affecting cash:
Depreciation and amortization	7, 8, 9	24.5	16.5	61.8	43.9
Income tax expense		36.3	37.6	19.1	36.2
Interest expense		8.7	5.2	19.1	16.2
Foreign exchange loss (gain)		5.3	1.1	4.7	(3.5)
Acceleration of unamortized costs on debt extinguishment	12	1.1	—	1.1	7.0
Loss on disposal of assets		—	—	0.1	0.2
Share-based payment	14	3.0	1.9	7.7	5.9
		185.9	180.3	180.9	255.1
Changes in non-cash operating items	18	153.9	96.1	89.2	(115.6)
Income taxes paid		(2.9)	(8.8)	(6.7)	(43.2)
Interest paid		(4.3)	(4.9)	(14.1)	(14.6)
Net cash from operating activities		332.6	262.7	249.3	81.7

Investing activities
Purchase of property, plant and equipment	7	(11.1)	(15.0)	(18.1)	(32.7)
Investment in intangible assets	8	(1.5)	(5.7)	(3.3)	(13.8)
Net cash used in investing activities		(12.6)	(20.7)	(21.4)	(46.5)

Financing activities
Term loan borrowings	12	247.5	—	247.5	—
Revolving facility (repayments) borrowings	12	(227.9)	(196.8)	7.1	—
Transaction costs on financing activities	12	(10.3)	—	(10.7)	(2.0)
Subordinate voting shares purchased for cancellation	13	—	—	—	(38.7)
Principal paid on lease liabilities	9	(10.4)	(7.5)	(27.8)	(17.1)
Settlement of term loan derivative contracts	16	(4.9)	—	(4.9)	4.6
Exercise of stock options	14	2.7	0.3	3.1	1.1
Net cash (used in) from financing activities		(3.3)	(204.0)	214.3	(52.1)
Effects of foreign currency exchange rate changes on cash		(4.0)	(0.2)	(4.9)	0.3
Increase (decrease) in cash		312.7	37.8	437.3	(16.6)
Cash, beginning of period		156.3	34.2	31.7	88.6
Cash, end of period		469.0	72.0	469.0	72.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, knitwear, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.3% of the total shares outstanding as at December 27, 2020, or 89.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.7% of the total shares outstanding as at December 27, 2020, or 10.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements do not include all of the information required for annual financial statements. Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is provided in these notes. These Interim Financial Statements have been prepared using the accounting policies described in note 2 to the Company's March 29, 2020 annual consolidated financial statements, which should be read in conjunction with these Interim Financial Statements.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on February 3, 2021.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and Direct-to-Consumer ("DTC") revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.

Canada Goose Holdings Inc.	Page 5 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 2.    Significant accounting policies and critical accounting estimates and judgments
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 29, 2020 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. Fiscal 2021 will end on March 28, 2021 and will be a 52-week fiscal year. Fiscal 2021 comprises four fiscal quarters ending on June 28, 2020, September 27, 2020, December 27, 2020 and March 28, 2021. In the Interim Financial Statements, the term "third quarter ended December 27, 2020" refers to the 13 week period ended December 27, 2020 and the term "third quarter ended December 29, 2019" refers to the 13 week period ended December 29, 2019. Fiscal 2020 was a 52-week fiscal year.
Certain comparative figures have been restated to conform with current year presentation.
Product development costs, primarily employee salaries and benefits, were previously included in inventories and intangible assets, with subsequent recognition in cost of sales accordingly. As we continue to emphasize our DTC expansion, we have determined these activities in fiscal 2021 to now be more closely supportive of our current selling and marketing activities. As a result, effective the first quarter of fiscal 2021, product development costs incurred in the current quarter were recognized in selling, general and administrative expenses in the statement of income. Those product development costs included in existing inventory and intangible assets will continue to be recognized within cost of sales.
COVID-19 pandemic
Globally, public health officials have imposed restrictions and recommended precautions in response to the novel coronavirus pandemic ("COVID-19"). As a result, our retail stores are operating with restrictive and precautionary measures in place such as reduced operating hours, physical distancing, enhanced cleaning and sanitation, and limited occupancy levels. We have also experienced a significant reduction to wholesale shipments due to disruptions to partner operations. During the fourth quarter of fiscal 2020, we temporarily reduced operating hours for our retail locations in Mainland China and closed our retail locations in North America and Europe. We began a gradual reopening of these locations during the first quarter of fiscal 2021 in accordance with guidance from local authorities, and all of our retail locations were operating as at September 27, 2020. During the third quarter of fiscal 2021, 21% of our retail locations in globally were impacted by store closures of over four weeks in response to government orders. We also temporarily closed our manufacturing facilities across Canada in March 2020, partially reopening them in April 2020 for the production of personal protective equipment ("PPE"). During the second quarter of fiscal 2021, we began a limited restart of the production of outerwear alongside PPE at all of our facilities. All of our manufacturing facilities were operating as at December 27, 2020 at lower output levels than historically realized to ensure appropriate distancing measures were in place.
In response to COVID-19, various government programs have been announced to provide financial relief for affected businesses. The most significant relief measure which the Company qualifies for is the Canada Emergency Wage Subsidy ("CEWS") under the COVID-19 Economic

Canada Goose Holdings Inc.	Page 6 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Response Plan in Canada. For the third and three quarters ended December 27, 2020, the Company recognized government subsidies totaling $6.4m and $27.1m, respectively, under this wage subsidy program and similar plans in other jurisdictions. The Company recognizes government grants when there is reasonable assurance that it will comply with the conditions required to qualify for the grant, and that the grant will be received. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred during the third and three quarters ended December 27, 2020, and were recognized in cost of sales ($4.8m and $13.9m respectively), selling, general and administrative expenses ("SG&A") ($1.6m and $12.8m respectively), and other costs ($nil and $0.4m respectively). No such grants were applied for or received in respect of the manufacture and sale of PPE as these were sold to health authorities at cost.
In May 2020, the IASB issued an amendment to IFRS 16, Leases exempting lessees from determining whether COVID-19 related rent concessions are lease modifications. The amendment is effective for annual reporting periods beginning on or after June 1, 2020 and earlier application is permitted. In accordance with the guidance issued, the Company adopted the amendment effective March 30, 2020 and elected not to treat COVID-19 related rent concessions as lease modifications. Rent concessions of $0.9m and $3.3m were recognized in the statement of income for the third and three quarters ended December 27, 2020, respectively, and the Company will consider seeking further rent concessions as it continues to monitor the impact of COVID-19.
During the second quarter of fiscal 2021, we began a limited restart of the production of outerwear alongside PPE, at all of our facilities, while ensuring compliance with COVID-19 safety protocols. In the first quarter of fiscal 2021, our manufacturing facilities were temporarily closed and net overhead costs of $4.3m were recognized in cost of sales. Inventories are valued at the lower of cost and net realizable value. The Company periodically reviews the value of inventories and makes provisions as necessary to estimate the amounts expected to be unrecoverable due to obsolescence, damage, or declining selling prices. For the three quarters ended December 27, 2020, the Company did not recognize any significant additional write-offs of inventories (note 6).
As a result of the temporary store closures, net costs of $1.0m and $8.1m were recognized in selling, general and administrative expenses, depreciation and amortization, and interest during the third and three quarters ended December 27, 2020, respectively.
Management assessed whether indicators of impairment existed as at December 27, 2020 in accordance with IAS 36, Impairment of Assets, and no indicators were identified.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
Operating segments
The Company classifies its business in three operating and reportable segments: DTC, Wholesale, and Other. The DTC segment comprises sales through country-specific e-commerce platforms and its Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, and individual shops, and to international distributors, who are partners that have exclusive rights to an entire market.

Canada Goose Holdings Inc.	Page 7 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In the fourth quarter of fiscal 2020, the Company revised the previous Unallocated segment to the Other segment. The Other segment comprises sales and costs not directly allocated to the DTC or Wholesale channels, such as sales to employees and sales of PPE in response to COVID-19, and selling, general and administrative expenses not directly allocated to the DTC or Wholesale segments. The Other segment includes the cost of marketing expenditures and product development to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs and foreign exchange gains and losses not specifically associated with DTC or Wholesale segment operations. It also includes costs incurred as a consequence of the COVID-19 pandemic including overhead costs resulting from the temporary closure of our manufacturing facilities. Comparative information has been restated to conform with the presentation adopted in the current year.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendment is effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is assessing the potential impact of the amendment.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, the President and Chief Executive Officer, for assessing the performance of operating segments. Our DTC and Wholesale operating segments are not reliant on any single external customer.
The Company does not report total assets or total liabilities based on its reportable operating segments.

Canada Goose Holdings Inc.	Page 8 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Third quarter ended December 27, 2020
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	299.4	160.8	13.8	474.0
Cost of sales	66.1	78.0	13.5	157.6
Gross profit	233.3	82.8	0.3	316.4
Selling, general and administrative expenses	54.4	13.0	77.3	144.7
Depreciation and amortization	14.2	0.8	3.4	18.4
Operating income (loss)	164.7	69.0	(80.4)	153.3
Net interest, finance and other costs				10.0
Income before income taxes				143.3

	Third quarter ended December 29, 2019
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	301.8	145.3	5.0	452.1
Cost of sales	75.1	74.9	3.7	153.7
Gross profit	226.7	70.4	1.3	298.4
Selling, general and administrative expenses	47.7	14.5	61.4	123.6
Depreciation and amortization	10.1	0.7	2.6	13.4
Operating income (loss)	168.9	55.2	(62.7)	161.4
Net interest, finance and other costs				5.8
Income before income taxes				155.6

Canada Goose Holdings Inc.	Page 9 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Three quarters ended December 27, 2020
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	356.0	288.0	50.9	694.9
Cost of sales	78.6	147.3	53.6	279.5
Gross profit (loss)	277.4	140.7	(2.7)	415.4
Selling, general and administrative expenses	79.8	31.4	144.5	255.7
Depreciation and amortization	38.0	2.6	10.0	50.6
Operating income (loss)	159.6	106.7	(157.2)	109.1
Net interest, finance and other costs				22.7
Income before income taxes				86.4

	Three quarters ended December 29, 2019
(in millions of Canadian dollars)	DTC	Wholesale	Other	Total
	$	$	$	$
Revenue	410.8	399.0	7.4	817.2
Cost of sales	102.0	209.9	5.6	317.5
Gross profit	308.8	189.1	1.8	499.7
Selling, general and administrative expenses	76.7	36.4	141.5	254.6
Depreciation and amortization	26.7	2.1	7.0	35.8
Operating income (loss)	205.4	150.6	(146.7)	209.3
Net interest, finance and other costs				23.9
Income before income taxes				185.4
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
	$	$	$	$
Canada	100.6	130.6	178.5	251.0
United States	129.9	142.8	170.2	243.9
Asia	134.5	94.7	185.7	161.7
Europe and Rest of World	109.0	84.0	160.5	160.6
Revenue	474.0	452.1	694.9	817.2

Canada Goose Holdings Inc.	Page 10 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 4.     Earnings per share
Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share is calculated by dividing net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options and restricted share units ("RSU") (note 14).

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars, except share and per share amounts)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019

Net income	$107.0	$118.0	$67.3	$149.2

Weighted average number of multiple and subordinate voting shares outstanding	110,201,805	109,646,184	110,136,707	109,714,958
Weighted average number of shares on exercise of stock options and RSUs	1,037,375	935,018	791,492	1,377,829
Diluted weighted average number of multiple and subordinate voting shares outstanding	111,239,180	110,581,202	110,928,199	111,092,787
Earnings per share
Basic	$0.97	$1.08	$0.61	$1.36
Diluted	$0.96	$1.07	$0.61	$1.34
Note 5.    Trade receivables

(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	March 29, 2020
	$	$	$
Trade accounts receivable	70.9	81.1	26.9
Credit card receivables	24.4	36.5	2.1
Government grant receivable	16.9	—	—
Other receivables	8.0	1.8	5.1
	120.2	119.4	34.1
Less: expected credit loss and sales allowances	(2.0)	(1.2)	(1.8)
Trade receivables, net	118.2	118.2	32.3

Canada Goose Holdings Inc.	Page 11 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 6.     Inventories

(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	March 29, 2020
	$	$	$
Raw materials	71.7	61.7	61.5
Work in progress	17.5	17.5	19.4
Finished goods	249.8	268.9	331.4
Total inventories at the lower of cost and net realizable value	339.0	348.1	412.3
Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company estimates obsolescence and product loss incurred since the last inventory count (“shrinkage”), based on historical experience. Included in inventory as at December 27, 2020 are provisions for obsolescence and inventory shrinkage totaling $20.7m (December 29, 2019 - $18.5m, March 29, 2020 - $17.1m).
Amounts charged to cost of sales comprise the following:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
	$	$	$	$
Cost of goods manufactured	151.5	150.6	268.3	309.4
Depreciation and amortization	6.1	3.1	11.2	8.1
	157.6	153.7	279.5	317.5
Note 7.    Property, plant and equipment
The following table presents changes in the cost and accumulated depreciation of the Company’s property, plant and equipment:

(in millions of Canadian dollars)	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 29, 2020	26.6	8.7	82.4	10.2	25.5	8.9	162.3
Additions	0.5	0.6	3.8	—	1.5	18.7	25.1
Disposals	(0.2)	(0.1)	(0.7)	—	—	—	(1.0)
Transfers	1.9	0.7	14.4	0.3	3.5	(20.8)	—
December 27, 2020	28.8	9.9	99.9	10.5	30.5	6.8	186.4

March 31, 2019	22.3	5.4	54.8	7.6	20.3	0.7	111.1
Additions	4.3	0.9	13.0	1.3	3.9	19.4	42.8
Disposals	(0.2)	—	—	—	—	—	(0.2)
Transfers	0.8	0.9	8.7	0.3	1.4	(12.1)	—
December 29, 2019	27.2	7.2	76.5	9.2	25.6	8.0	153.7

Canada Goose Holdings Inc.	Page 12 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

(in millions of Canadian dollars)	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 29, 2020	6.3	4.3	21.8	6.0	8.8	—	47.2
Depreciation	2.1	2.0	8.7	1.2	3.6	—	17.6
Disposals	(0.1)	(0.1)	(0.7)	—	—	—	(0.9)
December 27, 2020	8.3	6.2	29.8	7.2	12.4	—	63.9

March 31, 2019	4.1	3.0	11.3	4.0	4.4	—	26.8
Depreciation	1.8	0.8	6.4	1.2	3.0	—	13.2
December 29, 2019	5.9	3.8	17.7	5.2	7.4	—	40.0

Net book value
December 27, 2020	20.5	3.7	70.1	3.3	18.1	6.8	122.5
December 29, 2019	21.3	3.4	58.8	4.0	18.2	8.0	113.7
March 29, 2020	20.3	4.4	60.6	4.2	16.7	8.9	115.1
Note 8.    Intangible assets
Intangible assets comprise the following:

(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	March 29, 2020
	$	$	$
Intangible assets with finite lives	40.3	44.1	45.9
Intangible assets with indefinite lives:
Brand names	115.5	115.5	115.5
Domain name	0.3	0.3	0.3
	156.1	159.9	161.7

Canada Goose Holdings Inc.	Page 13 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
(in millions of Canadian dollars)	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Cost	$	$	$	$	$	$
March 29, 2020	24.4	21.4	—	14.1	12.6	72.5
Additions	0.1	0.8	—	—	3.6	4.5
Transfers	1.3	5.4	—	2.6	(9.3)	—
December 27, 2020	25.8	27.6	—	16.7	6.9	77.0

March 31, 2019	12.8	13.9	6.7	9.0	15.2	57.6
Additions	—	1.0	—	0.1	14.9	16.0
IFRS 16 initial direct costs (note 9)	—	—	(6.7)	—	—	(6.7)
Transfers	11.3	5.4	—	2.0	(18.7)	—
December 29, 2019	24.1	20.3	—	11.1	11.4	66.9

(in millions of Canadian dollars)	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Accumulated amortization	$	$	$	$	$	$
March 29, 2020	9.1	10.5	—	7.0	—	26.6
Amortization	2.5	3.6	—	4.0	—	10.1
December 27, 2020	11.6	14.1	—	11.0	—	36.7

March 31, 2019	5.6	7.1	1.2	3.9	—	17.8
Amortization	2.5	2.2	—	1.5	—	6.2
IFRS 16 initial direct costs (note 9)	—	—	(1.2)	—	—	(1.2)
December 29, 2019	8.1	9.3	—	5.4	—	22.8

Net book value
December 27, 2020	14.2	13.5	—	5.7	6.9	40.3
December 29, 2019	16.0	11.0	—	5.7	11.4	44.1
March 29, 2020	15.3	10.9	—	7.1	12.6	45.9
Intellectual property consists of product development costs, acquired technology, and patents and trademarks.

Canada Goose Holdings Inc.	Page 14 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 9.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 29, 2020	191.5	36.6	18.0	246.1
Additions	64.4	—	3.0	67.4
Lease modifications	1.5	—	(1.5)	—
Impact of foreign currency translation	(6.1)	—	(0.8)	(6.9)
December 27, 2020	251.3	36.6	18.7	306.6

March 31, 2019	—	—	—	—
Initial application of IFRS 16	97.0	27.2	12.4	136.6
Reclassification of initial direct costs	5.5	—	—	5.5
Additions	71.5	6.7	2.9	81.1
Lease modifications	3.4	2.7	—	6.1
December 29, 2019	177.4	36.6	15.3	229.3

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 29, 2020	26.8	4.8	2.7	34.3
Depreciation	26.6	3.9	2.5	33.0
Impact of foreign currency translation	(1.0)	—	(0.1)	(1.1)
December 27, 2020	52.4	8.7	5.1	66.2

March 31, 2019	—	—	—	—
Depreciation	18.8	3.5	2.0	24.3
December 29, 2019	18.8	3.5	2.0	24.3

Net book value
December 27, 2020	198.9	27.9	13.6	240.4
December 29, 2019	158.6	33.1	13.3	205.0
March 29, 2020	164.7	31.8	15.3	211.8

Canada Goose Holdings Inc.	Page 15 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 29, 2020	176.3	34.7	16.9	227.9
Additions	64.2	—	3.0	67.2
Lease modifications	1.5	—	(1.3)	0.2
Principal payments	(21.7)	(3.6)	(2.5)	(27.8)
Impact of foreign currency translation	(5.7)	—	(0.9)	(6.6)
December 27, 2020	214.6	31.1	15.2	260.9

March 31, 2019	—	—	—	—
Initial application of IFRS 16	107.8	29.4	13.6	150.8
Additions	70.3	6.7	2.9	79.9
Lease modifications	3.4	2.7	—	6.1
Principal payments	(12.6)	(2.9)	(1.6)	(17.1)
December 29, 2019	168.9	35.9	14.9	219.7
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	35.3	5.7	3.3	44.3
Non-current lease liabilities	179.3	25.4	11.9	216.6
December 27, 2020	214.6	31.1	15.2	260.9

Current lease liabilities	26.0	4.9	2.9	33.8
Non-current lease liabilities	142.9	31.0	12.0	185.9
December 29, 2019	168.9	35.9	14.9	219.7

Current lease liabilities	27.5	5.0	3.4	35.9
Non-current lease liabilities	148.8	29.7	13.5	192.0
March 29, 2020	176.3	34.7	16.9	227.9
Leases of low-value assets and short-term leases are not included in the calculation of lease liabilities. These lease expenses are recognized in cost of sales or selling, general and administrative expenses on a straight-line or other systematic basis.

Canada Goose Holdings Inc.	Page 16 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 10.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	March 29, 2020
	$	$	$
Trade payables	87.1	49.8	53.3
Accrued liabilities	74.7	81.4	53.8
Employee benefits	21.3	19.4	13.6
Derivative financial instruments	4.1	6.0	19.0
Other payables	20.5	18.3	4.7
Accounts payable and accrued liabilities	207.7	174.9	144.4
Note 11.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, sales returns, asset retirement obligations, and termination of sales agents and distributors.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required to meet the Company's obligations for warranties upon sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes, customer behaviour and expectations, or other events affecting product quality and production.
Sales returns relate primarily to goods sold through the Wholesale channel. Beginning in the fourth quarter of fiscal 2020, the receipt of returned products was delayed in the Wholesale channel as a result of COVID-19. Goods sold through the DTC channel have a limited right of return (typically 30 days), or exchange only, in certain jurisdictions. The return policy is extended during the holiday shopping period to accommodate a higher volume of activity and purchases given as gifts. The balance as at December 27, 2020 and December 29, 2019 includes seasonal Direct-to-Consumer sales over the holiday selling season.
Asset retirement obligations relate to legal obligations associated with the retirement of tangible long-lived assets, primarily for leasehold improvements that the Company is contractually obligated to remove at the end of the lease term. The Company recognizes the liability when such obligations are incurred. The fair value of the liability is estimated based on a number of assumptions requiring management’s judgment, including closing costs and inflation rates, and is accreted to its projected future value over time.

Canada Goose Holdings Inc.	Page 17 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Other	Total
	$	$	$	$	$
Current provisions	6.4	38.6	—	—	45.0
Non-current provisions	14.2	—	5.3	—	19.5
December 27, 2020	20.6	38.6	5.3	—	64.5

Current provisions	4.7	22.5	—	—	27.2
Non-current provisions	8.6	—	3.8	3.0	15.4
December 29, 2019	13.3	22.5	3.8	3.0	42.6

Current provisions	4.9	10.7	—	—	15.6
Non-current provisions	14.5	—	3.9	3.0	21.4
March 29, 2020	19.4	10.7	3.9	3.0	37.0
For the three quarters ended December 27, 2020, the Company recognized a net restructuring cost of $1.6m, associated with the May 20, 2020 reorganization to address the impact of COVID-19 pandemic. The provision primarily consisted of employee severance costs which included obligations related to ongoing payments and represented the best estimate of the amount that will ultimately be paid out. This was recorded in net interest, finance and other costs in the statement of income. At December 27, 2020, all amounts were paid related to these costs.
Note 12.     Borrowings
Short-term borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at December 27, 2020, the Company had $7.0m owing on the facility (December 29, 2019 and March 29, 2020 - $nil).
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based credit facility consisting of (i) a revolving credit facility in the amount of $417.5m (the "Existing Revolving Facility"), with an increase in commitments to $467.5m during the peak season (June 1 - November 30) (February 24, 2020 to May 25, 2020 - $467.5m with an increase to $517.5m during the peak season, May 10, 2019 to February 23, 2020 - $300.0m, with an increase to $350.0m during the peak season), and (ii) a FILO revolving facility in the amount of $50.0m (the "FILO revolving facility"). Amounts owing can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The revolving facility matures on June 3, 2024 and

Canada Goose Holdings Inc.	Page 18 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
the FILO revolving facility matures on May 25, 2021. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
As at December 27, 2020, December 29, 2019 and March 29, 2020, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.9m, $1.5m, and $1.7m respectively, were included in other long-term liabilities. As at and during the three quarters ended December 27, 2020, the Company was in compliance with all covenants.
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at December 27, 2020, the Company had letters of credit outstanding under the revolving facility of $5.3m (December 29, 2019 - $5.5m, March 29, 2020 - $5.7m). The Company had unused borrowing capacity available under the revolving facility of $256.2m as at December 27, 2020 (December 29, 2019 - $294.5m, March 29, 2020 - $226.6m).
Amendments to revolving facility
On May 26, 2020, the Company entered into a further amendment to the revolving facility to increase its ability to borrow against the borrowing base by up to $50.0m. Borrowings under the Existing Revolving Facility were transferred to the FILO Revolving Facility on the transaction date and future amounts are drawn in priority on the FILO Revolving Facility. Amounts drawn on the FILO Revolving Facility are subject to an interest rate charge that is 2.00% higher than the Existing Revolving Facility. The FILO Revolving Facility matures on May 25, 2021 and upon maturity, the credit commitments on the Existing Revolving Facility will be restored, resulting in no net change in aggregate commitments under the revolving facility. Transaction costs are amortized over the term of the facility.

Canada Goose Holdings Inc.	Page 19 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing of US$300.0m (December 29, 2019 and March 29, 2020 - US$113.8m). The term loan bears the interest rate of LIBOR plus an applicable margin of 4.25%, provided that LIBOR may not be less than 0.75%, payable quarterly in arrears. The term loan matures on October 7, 2027 and US$0.8m of the principal amount is repayable quarterly beginning on March 31, 2021. Voluntary prepayments of amounts owing under the term loan may be made at any time without premium or penalty (except LIBOR breakage costs and a call premium in the case of certain repricing events prior to April 7, 2021), but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the three quarters ended December 27, 2020, the Company was in compliance with all covenants.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	March 29, 2020
	$	$	$
Term loan	385.9	148.8	159.3
Unamortized portion of deferred transaction costs	(6.0)	(1.2)	(1.2)
Original issue discount	(3.8)	—	—
	376.1	147.6	158.1
Amendment to the term loan facility
On October 7, 2020, the Company entered into a refinancing amendment to its existing term loan facility to increase the aggregate principal amount to US$300.0m from US$113.8m. The Company accounted for the amendment to the term loan as a debt extinguishment due to the significant changes to the terms. As a result, deferred financing costs of $1.1m on the existing term loan facility were written-off. In connection with the amendment, the Company incurred transaction costs of US$4.7m and an original issue discount of US$3.0m, which are being amortized using the effective interest rate method over the new term to maturity.
Hedging transactions on term loan
The Company enters into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the term loan denominated in U.S. dollars. Following the refinancing of the term loan on October 7, 2020, the cross-currency swap designated and accounted for as a cash flow hedge in relation to the previous term loan was deemed ineffective; however, the other designated hedge transactions remained effective.

Canada Goose Holdings Inc.	Page 20 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
On October 30, 2020, the Company terminated its existing derivative contracts associated with the previous term loan and entered into new derivative transactions to better align with the refinancing amendment to the term loan. The Company entered into a five-year interest rate swap by selling US$270.0m, floating rate debt bearing interest at LIBOR plus an applicable margin 4.25% as measured on the trade date, provided that LIBOR may not be less than 0.75%, for a fixed rate debt bearing interest at a rate of 5.20%. The interest rate swap was designated at inception and accounted for as a cash flow hedge, and to the extent that the hedge remains effective, unrealized gains and losses will be included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving US$270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings. Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income, which offset the unrealized gains and losses recognized on the principal of the term loan that are also recognized in SG&A.
Net interest, finance and other costs
Net interest, finance and other costs consist of the following:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
	$	$	$	$
Interest expense
Short-term borrowings	0.1	0.2	0.2	0.2
Revolving facility	0.6	1.1	2.9	3.4
Term loan	5.5	2.3	9.1	6.7
Lease liabilities	2.4	2.1	7.1	6.3
Standby fees	0.6	0.2	1.2	0.5
Acceleration of unamortized costs on debt extinguishment	1.1	—	1.1	7.0
Interest income	(0.2)	(0.1)	(0.5)	(0.2)
Other costs (note 11)	(0.1)	—	1.6	—
Net interest, finance and other costs	10.0	5.8	22.7	23.9
Note 13.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.

Canada Goose Holdings Inc.	Page 21 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the three quarters ended December 27, 2020
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2020	51,004,076	1.4	58,999,182	113.3	110,003,258	114.7
Exercise of stock options	—	—	262,067	4.5	262,067	4.5
Settlement of RSUs	—	—	13,386	—	13,386	—
December 27, 2020	51,004,076	1.4	59,274,635	117.8	110,278,711	119.2
Share capital transactions for the three quarters ended December 29, 2019
Normal course issuer bid
The Board of Directors had previously authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares were cancelled.
During the three quarters ended December 29, 2019, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The amount paid to purchase subordinate voting shares was charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings.

Canada Goose Holdings Inc.	Page 22 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share and per share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Purchase of subordinate voting shares	—	—	(853,500)	(38.7)	(853,500)	(38.7)
Excess of purchase price over average share capital amount	—	—	—	37.1	—	37.1
Exercise of stock options	—	—	395,713	1.7	395,713	1.7
Settlement of RSUs	—	—	3,550	—	3,550	—
December 29, 2019	51,004,076	1.4	58,652,761	111.3	109,656,837	112.7
Note 14.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. No new options will be issued under the Legacy Plan.
a)Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.
b)Performance-vested and exit event options
Performance-vested options that are tied to an exit event are eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has occurred. All exit event conditions have been met, and no outstanding options are subject to exit event conditions.
Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.

Canada Goose Holdings Inc.	Page 23 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	Three quarters ended
	December 27, 2020		December 29, 2019
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$32.97	1,794,377	$15.75	2,037,665
Granted to purchase shares	$37.19	1,244,975	$59.19	558,489
Exercised	$11.65	(262,067)	$2.64	(395,713)
Cancelled	$49.02	(103,533)	$58.89	(46,669)
Options outstanding, end of period	$36.40	2,673,752	$28.49	2,153,772
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

	Three quarters ended
	December 27, 2020	December 29, 2019
	Number	Number
RSUs outstanding, beginning of period	37,578	10,650
Granted	119,758	35,171
Settled	(13,386)	(3,550)
Cancelled	(6,284)	(2,839)
RSUs outstanding, end of period	137,666	39,432
Subordinate voting shares, to a maximum of 3,985,463 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.

Canada Goose Holdings Inc.	Page 24 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Accounting for share-based awards
For the third and three quarters ended December 27, 2020, the Company recorded $3.0m and $7.7m respectively, as contributed surplus and compensation expense for the vesting of stock options and RSUs (for the third and three quarters ended December 29, 2019 - $1.9m and $5.9m, respectively). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	Three quarters ended
(in millions of Canadian dollars, except share and per share amounts)	December 27, 2020	December 29, 2019
Weighted average stock price valuation	$37.19	$59.19
Weighted average exercise price	$37.19	$59.19
Risk-free interest rate	0.32%	1.50%
Expected life in years	5	5
Expected dividend yield	—%	— %
Volatility	40%	40%
Weighted average fair value of options issued	$9.90	$18.11
Fair value for RSUs is determined based on the market value of the subordinate voting shares at the time of grant. As at December 27, 2020, the weighted average fair value of the RSUs issued was $33.97 (December 29, 2019 - $45.57).
Note 15.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. For the third and three quarters ended December 27, 2020, the Company incurred expenses with related parties of $0.4m and $0.8m, respectively (for the third and three quarters ended December 29, 2019 - $0.5m and $1.0m, respectively) from companies related to certain shareholders. Net balances owing to related parties as at December 27, 2020 were $0.9m (December 29, 2019 - $0.5m, March 29, 2020 - $0.4m).
A lease liability due to the controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $4.8m as at December 27, 2020 (December 29, 2019 - $5.5m, March 29, 2020 - $5.3m). For the third and three quarters ended December 27, 2020, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totaling $0.3m and $0.9m, respectively (for the third and three quarters ended December 29, 2019 - $0.3m and $1.0m, respectively). No amounts were owing to Baffin entities as at December 27, 2020, December 29, 2019, and March 29, 2020. Furthermore, $3.0m was paid to the Baffin Vendor on November 1, 2020 and charged to expense over two years.

Canada Goose Holdings Inc.	Page 25 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 16.    Financial instruments and fair value
Management has assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	December 27, 2020
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	469.0	—	—	469.0	469.0
Derivatives included in other current assets	—	1.7	—	1.7	1.7
Derivatives included in other long-term assets	—	0.1	—	0.1	0.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4.1	—	4.1	4.1
Short-term borrowings	—	—	7.0	7.0	7.0
Derivatives included in other long-term liabilities	—	14.7	—	14.7	14.7
Revolving facility	—	—	—	—	—
Term loan	—	376.1	—	376.1	385.9

Canada Goose Holdings Inc.	Page 26 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	December 29, 2019
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	72.0	—	—	72.0	72.0
Derivatives included in other current assets	—	8.0	—	8.0	8.0
Derivatives included in other long-term assets	—	1.4	—	1.4	1.4
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	6.0	—	6.0	6.0
Short-term borrowings	—	—	—	—	—
Derivatives included in other long-term liabilities	—	2.4	—	2.4	2.4
Revolving facility	—	—	—	—	—
Term loan	—	—	147.6	147.6	148.8

	March 29, 2020
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Cash	31.7	—	—	31.7	31.7
Derivatives included in other current assets	—	11.3	—	11.3	11.3
Derivatives included in other long-term assets	—	5.9	—	5.9	5.9
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	19.0	—	19.0	19.0
Derivatives included in other long-term liabilities	—	2.9	—	2.9	2.9
Term loan	—	—	158.1	158.1	159.3
As at December 27, 2020, there was a transfer between the levels of the fair value hierarchy for the term loan to Level 2 from Level 3 as a result of first time public corporate and bond ratings assigned to the Company in the third quarter of fiscal 2021. There were no other transfers between the levels of the fair value hierarchy.

Canada Goose Holdings Inc.	Page 27 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 17.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple shares voting shares), short-term borrowings, and long-term debt (the revolving facility and the term loan), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing 52 or 53-week period adjusted EBITDAR (defined as earnings before interest, taxes, depreciation and amortization, and rent expense) to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on short-term borrowings and the revolving facility as sources of funds for short term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 28 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at December 27, 2020:

Contractual obligations	Q4 2021	2022	2023	2024	2025	2026	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	207.7	—	—	—	—	—	—	207.7
Short-term borrowings	7.0	—	—	—	—	—	—	7.0
Revolving facility	—	—	—	—	—	—	—	—
Term loan	—	3.9	3.9	3.9	3.9	3.9	366.4	385.9
Interest commitments relating to borrowings (1)	4.9	19.3	19.3	19.3	19.3	19.3	28.9	130.3
Foreign exchange forward contracts	2.3	—	—	—	—	14.6	—	16.9
Lease obligations	16.1	56.7	53.1	46.2	44.2	33.1	63.5	312.9
Pension obligation	—	—	—	—	—	—	3.2	3.2
(1)    Interest commitments are calculated based on the loan balance and the interest rate payable on the short-term borrowings and the term loan of 4.26% and 5.00%, respectively, as at December 27, 2020.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.2% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company shall immediately reimburse the issuing bank for amounts drawn on issued letters of guarantees. At December 27, 2020, the Company had $3.8m outstanding.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. As at December 27, 2020, accounts receivable totaling approximately $26.3m (December 29, 2019 - $68.3m, March 29, 2020 - $20.1m) were insured, under a maximum credit limit of $30.0m. Accounts receivable as at December 27, 2020 included $3.6m of receivables from government authorities related to PPE sales which were not insured.
Credit insurance is subject to continuous review by the insurer and can be reduced or eliminated if, in the view of the insurer, the customer's credit worthiness has deteriorated. Upon receiving notification of credit insurance limit modifications, credit insurance remains in place for 60 days.

Canada Goose Holdings Inc.	Page 29 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
During the three quarters ended December 27, 2020, the Company experienced significant reductions in the market availability of credit insurance for a number of its customers.
Complementary to the third party insurance, the Company routinely assesses the financial strength of its customers through a combination of third party financial reports, credit monitoring, publicly available information, and direct communication with those customers. The Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its accounts receivable credit risk exposure.
Customer deposits are received in advance from certain customers for seasonal orders to further mitigate credit risk, and are applied to reduce accounts receivable when goods are shipped. As at December 27, 2020, customer deposits of $5.8m (December 29, 2019 - $5.6m, March 29, 2020 - $2.1m) were included in accounts payable and accrued liabilities.
The aging of trade receivables was as follows:

					Past due
(in millions of Canadian dollars)	Total	Current	< 30 days	31-60 days	> 61 days
	$	$	$	$	$
Trade accounts receivable	70.9	38.6	19.4	5.6	7.3
Credit card receivables	24.4	24.4	—	—	—
Government grant receivable	16.9	16.9	—	—	—
Other receivables	8.0	8.0	—	—	—
December 27, 2020	120.2	87.9	19.4	5.6	7.3

Trade accounts receivable	81.1	56.5	16.7	4.7	3.2
Credit card receivables	36.5	36.5	—	—	—
Other receivables	1.8	1.8	—	—	—
December 29, 2019	119.4	94.8	16.7	4.7	3.2

Trade accounts receivable	26.9	15.9	5.0	2.5	3.5
Credit card receivables	2.1	2.1	—	—	—
Other receivables	5.1	5.1	—	—	—
March 29, 2020	34.1	23.1	5.0	2.5	3.5

Canada Goose Holdings Inc.	Page 30 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under its revolving facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.
For the three quarters ended December 27, 2020, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $15.8m which were derecognized from the Company's statement of financial position. Fees of less than $0.1m were incurred during the three quarters ended December 27, 2020 (three quarters ended December 29, 2019 - $0.1m) and included in net interest, finance and other costs in the statement of income. As at December 27, 2020, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service was $6.0m (December 29, 2019 - $6.4m, March 29, 2020 - $2.4m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. The operating hedge program for the fiscal year ending March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year. On December 18, 2020, the Company initiated the operating hedge program for the fiscal year ending April 3, 2022.

Canada Goose Holdings Inc.	Page 31 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as cash flow hedges in other comprehensive income:

	Third quarter ended				Three quarters ended
	December 27, 2020		December 29, 2019		December 27, 2020		December 29, 2019
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	(1.9)	0.4	(4.5)	0.5	1.2	(0.5)	1.2	(1.5)
For the third and three quarters ended December 27, 2020, losses of $1.9m and $1.9m, respectively (for the third and three quarters ended December 29, 2019 - gains of $0.2m and $0.8m, respectively) were reclassified from other comprehensive income to selling, general and administrative expenses on derivatives designated as cash flow hedges.
For the third and three quarters ended December 27, 2020, unrealized gains of $3.7m and $4.9m, respectively (for the third and three quarters ended December 29, 2019 - an unrealized loss of $1.7m and an unrealized gain of $0.1m, respectively) on forward exchange contracts that were not treated as hedges were recognized in selling, general and administrative expenses in the statement of income.
Foreign currency forward exchange contracts outstanding as at December 27, 2020 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	98.2	U.S. dollars
		€69.4	euros

Forward contract to sell Canadian dollars	US$	57.4	U.S. dollars
		€38.3	euros

Forward contract to purchase euros	CHF	0.1	Swiss francs
	CNY	392.9	Chinese yuan
		£26.8	British pounds sterling
	HKD	54.5	Hong Kong dollars
	SEK	1.6	Swedish kronor

Forward contract to sell euros	CHF	3.5	Swiss francs
		£2.3	British pounds sterling

Canada Goose Holdings Inc.	Page 32 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
Foreign exchange risk on borrowings
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan denominated in U.S. dollars (note 12).
The Company recognized the following unrealized losses and gains in the fair value of derivatives designed as hedging instruments in other comprehensive income:

	Third quarter ended				Three quarters ended
	December 27, 2020		December 29, 2019		December 27, 2020		December 29, 2019
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery	Net (loss) gain	Tax recovery	Net (loss) gain	Tax expense
	$	$	$	$	$	$	$	$
Cross-currency swap designated as a cash flow hedge	(0.8)	0.2	—	—	(4.8)	0.8	(0.2)	—
Euro-denominated cross-currency swap designated as a net investment hedge	(0.6)	0.3	(0.3)	—	0.2	0.1	1.1	(0.3)
The Company reclassified the following losses from other comprehensive income on derivatives designated as hedging instruments to selling, general and administrative expenses:

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
Loss from other comprehensive income	$	$	$	$
Cross-currency swap designated as a cash flow hedge	1.0	1.1	5.3	1.0

Canada Goose Holdings Inc.	Page 33 of 34

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the third and three quarters ended December 27, 2020, unrealized losses of $14.7m and $16.4m, respectively (for the third and three quarters ended December 29, 2019 - an unrealized loss of $0.3m and an unrealized gain $0.7m, respectively) in the fair value of the long-dated forward exchange contract related to a portion of the term loan balance were recognized in selling, general and administrative expenses in the statement of income.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on borrowings outstanding under short-term borrowings, the revolving facility, and the term loan. As at December 27, 2020, the Company had repaid all amounts owing on the revolving facility. As at December 27, 2020, the Company had $7.0m outstanding on the short-term borrowings and $385.9m under the term loan. These currently bear interest rates at 4.26% and 5.00%, respectively. Based on the weighted average amount of outstanding borrowings on our short-term borrowings during the three quarters ended December 27, 2020, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m (for the three quarters ended December 29, 2019 - less than $0.1m). Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on the revolving facility and term loan by $1.1m and $1.7m, respectively (for the three quarters ended December 29, 2019 - $0.9m and $1.1m, respectively). Interest rate risk on the term loan is partially mitigated by cross-currency swap hedges. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of borrowings at that time.
Note 18.    Selected cash flow information
Changes in non-cash operating items

	Third quarter ended		Three quarters ended
(in millions of Canadian dollars)	December 27, 2020	December 29, 2019	December 27, 2020	December 29, 2019
	$	$	$	$
Trade receivables	(4.3)	30.8	(85.0)	(98.2)
Inventories	77.4	17.6	73.7	(81.3)
Other current assets	9.3	2.9	8.1	1.6
Accounts payable and accrued liabilities	43.6	27.3	62.9	43.0
Provisions	27.5	17.0	28.1	19.6
Other	0.4	0.5	1.4	(0.3)
Change in non-cash operating items	153.9	96.1	89.2	(115.6)

Canada Goose Holdings Inc.	Page 34 of 34